Exhibit 11.1

DSP GROUP, INC.

STATEMENTS RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2001	2000	1999
	(in thousands, except per share data)
Numerator:
Net income	$21,916	$49,835	$54,579
Denominator:
Weighted average number of common shares outstanding during the period used to compute basic earnings per share	26,641	26,616	23,468
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock)	965	2,053	1,974
Weighted average number of shares of common stock used to compute diluted earnings per share	27,606	28,669	$25,442
Basic net income per share	$0.82	$1.87	$2.33
Diluted net income per share	$0.79	$1.74	$2.15